Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on May 11, 2004 Amendment No. 1 to its registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Volume I, Issue 4

May 21, 2004

IN THIS ISSUE:

•	Merger’s First Day
•	Decision Made on Unique Identifier
•	Update on Approvals
•	Answering Your Questions

MERGER’S FIRST DAY TO BE ONE OF EXCITEMENT

When we come to work on the first day of the merger, we will be part of a new company made up of 40,000 talented associates. And together, we will enter into a new era of serving our valued customers.

Only The Corporate Name Changes

On the day of the merger, Anthem, Inc. will change its name to WellPoint, Inc. The operating subsidiaries of the “new” WellPoint will not change their names. Rather, each will continue to operate as currently branded in their local markets.

A new corporate name, the same local identity. So what does this mean where you live and work?

It means that building signs on Monument Circle in Indianapolis and in Thousand Oaks, California will change – from Anthem and WellPoint Health Networks, respectively, to WellPoint. But it also means that other signs in local markets will stay the same: Blue Cross of California, Anthem Blue Cross and Blue Shield of Virginia, Blue Cross Blue Shield of Georgia, etc. Customers in local markets will continue to be served by either the Blue Cross or Blue Cross and Blue Shield brands, just as they were prior to the merger.

Other uses of the former corporate names will be replaced by WellPoint, Inc. on day one as well. This includes corporate letterhead, promotional material and how phones at the corporate office are answered. On the day of the merger, a plan will be in place to transition all other materials bearing the former corporate names.

Company Internet Site

The new company’s corporate Internet site will be wellpoint.com. This will be the site that investors and the media will access for corporate news, press releases and other company information. Customers will also be able to link from this site directly to their Blues, UNICARE, HealthLink, or specialty business plans. Or, they can connect directly to their plan’s Web site as they always have. For instance, Anthem customers will continue to access anthem.com for plan information, while customers in the current WellPoint family of companies will access information through their plan’s Web site (i.e. www.bluecrossca.com). Again, to customers, we’ll still be the plan they’ve come to know and trust over the years, meaning nothing will change in the marketplace except the combined strength, expertise and value our new company will provide.

Intranet Site

While there will eventually be one enterprise intranet site for all WellPoint, Inc. associates, each company’s current intranet site will continue to exist on the first day of the merger, but with some minor modifications. All associates will see a WellPoint logo at the top of their intranet home page and a corresponding color scheme throughout the site. The content and navigation will remain essentially the same, but each site will be linked to the other so associates can access both. In addition, all associates will have access to a common intranet page to find merger news and updates about our new enterprise.

More information about changes to our Internet and intranet sites is planned for a future special edition of The Transition Planner.

Company e-mail and Voice Mail Communication

To support the transformation to one company and provide accessibility to new colleagues, e-mail and voice mail systems will be linked across the new enterprise. Electronic address book directories will be available that allow associates to find contact information about their new colleagues. Addressing an e-mail will be as easy as typing a name into the “to” box and hitting the “enter” key. Voice mail systems will be connected, allowing associates to use their current voice mail functions when communicating throughout the new company. Broadcast capabilities will also be available. These voice and e-mail communications will be invaluable as we look to spread the spirit of collaboration and teamwork throughout the new enterprise.

What Doesn’t Change

While we will see some changes, many things will definitely stay the same. We’ll have a new corporate name, but the same Blue, UNICARE and HealthLink brands will remain in the marketplace. And we’ll have the same commitment to our local customers, backed by the nation’s leading health care company. We’ll continue to do the things we do best and enhance the way we serve our customers, with 40,000 associates all focused on putting them first.

Be sure to look for more information on decisions and day one changes in future issues of The Transition Planner.

DECISION MADE ON TRANSITION-PLANNING TEAM RECOMMENDATION

Unique Member Identifier

To address the growing problem of identity theft, government mandates designed to protect consumers’ privacy are being rolled out in states across the country. These laws restrict the use of Social Security Numbers (SSN) as a way of identifying individuals in personal records. California was among the first states to have mandates go into effect, and the new company will use technology and an infrastructure already developed by WellPoint that replaces the SSN with a unique alphanumeric identifier. This will allow the company to save significant dollars by not replicating this work.

KEY APPROVALS PENDING

Nine of the 12 needed state regulatory approvals have been received. The remaining three are Georgia and two in California: the Department of Insurance and the Department of Managed Healthcare. These approvals are needed because WellPoint has regulated subsidiaries that are domiciled in those states and the merger will bring about a change in control in each one of them.

In addition to the state regulatory approvals, both Anthem and WellPoint have scheduled special shareholder meetings for June 28. At these separate meetings, WellPoint shareholders will be voting to adopt the merger agreement, while Anthem shareholders will vote to approve the corporate name change and the issuing of Anthem shares in connection with the transaction.

Look for more approval updates in future issues of The Transition Planner.

ANSWERING YOUR QUESTIONS

As part of our overall communications effort, we are committed to helping you better understand some of the changes and advantages of the Anthem/WellPoint merger by answering as many of your questions as possible.

Below you will find answers to new questions submitted by associates. We hope the answers will help clarify some of your questions as well. If you have additional questions, please review our master list of frequently asked questions (FAQs) or submit new questions electronically by visiting the FAQ page on the merger planning intranet site.

1.	Will the new company have its own internal IT department in existing locations or will it outsource with a contractor?
Both companies outsource some select IT functions. Future organizational models are currently being developed and, although no final decisions have been made, associates can expect continued IT leadership with substantially resourced IT services in the new, combined company.

2.	Are there plans for the new company to work toward a common implementation strategy for meeting future HIPAA regulations?
Once the merger closes, all HIPAA mandates will apply to the new combined company just as they do for the separate companies now. As part of the transition process, a team will be assigned to develop a thoughtful approach for complying with future regulations.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on May 11, 2004 Amendment No. 1 to its registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement prospectus were mailed on or about May 20, 2004 to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.